Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 17 DATED APRIL 17, 2017
TO THE PROSPECTUS DATED APRIL 28, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated April 28, 2016, as supplemented by supplement no. 13 dated December 20, 2016, supplement no. 14 dated January 10, 2017, supplement no. 15 dated January 26, 2017 and supplement no. 16 dated March 10, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose a change to the purchase price of shares of our common stock in our distribution reinvestment plan.
Distribution Reinvestment Plan
Our board of directors has adopted a Second Amended and Restated Distribution Reinvestment Plan to change the price at which shares of our common stock will be purchased under our distribution reinvestment plan prior to the announcement of an estimated net asset value (“NAV”) per share.
Upon the date the SEC declares our Post-Effective Amendment no. 5 to our Registration Statement on Form S-11 effective, and until we announce an estimated NAV per share, participants in our distribution reinvestment plan will acquire shares of our common stock at the “net investment amount” per share.  This amount is based on the “amount available for investment/net investment amount” percentage shown in our estimated use of proceeds table. The net investment amount per share is the same for all shares sold in this offering, regardless of the class of the share or distribution channel through which the share was sold. For both Class A and Class T shares, the distribution reinvestment plan purchase price is equal to $9.40 per share.

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